UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40309

Ace Global Business Acquisition Limited

(Exact name of registrant as specified in its charter)

Rm. 806, 8/F, Tower 2, Lippo Centre, No. 89 Queensway,

Admiralty, Hong Kong

+(852) 2151 5198 / 2151 5598

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Ordinary Share, par value $0.001 per share, and one Redeemable Warrant entitling the holder to receive one Ordinary Share

Ordinary Shares, par value $0.001 per share

Warrants, each whole warrant exercisable for one Ordinary Share for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ace Global Business Acquisition Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ACE GLOBAL BUSINESS ACQUISITION LIMITED

By:	/s/ Eugene Wong
Name:	Eugene Wong
Title:	Chief Executive Officer

Date: June 26, 2024